VIA EDGAR (CORRESPONDENCE),
FACSIMILE (202.772.9218) AND U.S. MAIL
Mr. David Burton
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Synergetics USA, Inc. Item 4.01 Form 8-K Filed January 11, 2007 File No. 1-10382
Dear Mr. Burton:
     On behalf of Synergetics USA, Inc. (the “Company”), I am responding to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as required by your letter of January 11, 2007 to the undersigned. Pursuant to your letter, we have filed today Amendment No. 1 to the Form 8-K in compliance with your comments. In order to expedite your review, we are providing additional responses to your letter as set forth below, which responses immediately follow the numbered comments contained in your letter.
Form 8-K dated January 9, 2007
Item 4.01. Changes in Registrant’s Certifying Accountant
1.	Please specifically state whether during your two most recent fiscal years and any subsequent interim period before your accountant was dismissed, you had any disagreements with your former accountant on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. The phrase “for the two most recent fiscal years” does not sufficiently address this requirement since the former accountant was not dismissed until January 10, 2007.
Response:
     We have amended Item 4.01 of the Form 8-K to indicate that during the Company’s two most recent fiscal years and through January 10, 2007, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the
3845 corporate centre drive, o’fallon, mo 63368 (636) 939-5100 fax (636) 939-6885

David Burton
January 18, 2007

disagreement in connection with its reports on the Company’s financial statements for such periods.
2.	We note that the firm “UHY Advisors” is not registered with the Public Company Accounting Oversight Board (United States) or “PCAOB.” Please advise us as to the status of any pending or proposed registration. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e., registered with the PCAOB) to prepare, issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement, applicable, of UHY Advisor.
Response:
     The Form 8-K erroneously indicated that the Company had engaged UHY Advisors as its independent public accounting firm. The actual name of the Company’s newly-engaged independent public accounting firm is “UHY LLP,” which firm is registered with the PCAOB. We have amended Item 4.01 of the Form 8-K to indicate the correct name of UHY LLP.
3.	To the extent that you amend the Form 8-K to comply with our comment, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.
Response:
     We have filed the referenced letter from the Company’s former accountant as Exhibit 16.1 to the amended Form 8-K.
     In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Burton
January 18, 2007

     If you should have any questions or require any further information regarding this matter, please contact the undersigned at (636) 794-5018.
Sincerely,
/s/ Pamela G. Boone
Pamela G. Boone
Chief Financial Officer

cc:	David W. Braswell Armstrong Teasdale LLP